4imprint Group plc

03 JUL -3 AM 7:21

1 July 2003


03024339

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
01.07.03	Announcement – Board, Non-executive Director retires

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

pp [signature]

Craig Slater
Finance Director

dw 7/9

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

Press Release **1st July 2003**

Non-executive Director retires from 4imprint Group plc

4imprint Group plc announces today the retirement of David Dunn as non-executive Director with effect from 30th June 2003. The Board would like to thank David for his significant contribution since 1996 to the success of the business and the development of its current strategy and wishes him every success in the future. David has been Chairman of the Remuneration Committee and actively involved in both the Audit and Nominations Committees.

The Company is currently in discussions for a replacement non-executive Director.

Media enquiries:

Bankside Tel: +44 (0) 20 7444 4140

Henry Harrison-Topham / Russell Elliott

russell.elliott@bankside.com